NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

February 12, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 28, 2023
File No. 333-272402

Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated December 8, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-4 filed on November 28, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to the Amended Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Amended Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 3 to Registration Statement on Form S-4 filed November 28, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Earnout Shares, page 123

1.	We note your response to prior comment 2 and have the following comments:

	●	Given the number of earnout shares awarded during each trailing twelve-month earnout period is not fixed, but settleable with a variable number of earnout shares based upon the level of revenue and EBITDA performance, it appears that the earnout arrangement represents a single unit of account that does not qualify for equity classification under ASC 815-40-15-7D through 15-7F and ASC 815-40-15¬8A. Accordingly, please revise your pro forma financial statements to reflect the earnout obligation within liabilities or tell us in further detail how your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Business Combination Agreement has been further amended to fix the number of shares that can be earned in each Earnout Period based on the Company’s achievement of certain revenue thresholds. Please refer to the Current Report on Form 8-K filed by Kernel Group Holdings, Inc. on January 16, 2024 (File. No. 001-39983). Pursuant to Section 2.14(a) of the Business Combination Agreement, as amended, there are three distinct Earnout Periods. Only one Earnout Share award (11,000,000 Earnout Shares for the AIRO Stockholders and 1,100,000 Earnout Shares for the Sponsor) may be earned in each Earnout Period. The Company’s revenue is measured on a fiscal year basis and the award of any Earnout Shares is assessed upon the issuance of the Company’s audited consolidated financial statements for each fiscal year. In no event will more than one Earnout Share award be earned in any Earnout Period. The Company has revised its presentation in the pro forma financial statements to reflect the updated terms of the Business Combination Agreement. With these revisions, management has determined that the Earnout Share awards are settleable with a fixed number of shares and now meet the criteria to be considered indexed to an entity’s own stock as described in ASC 815-40-15-5 through 15-8.

●	Quantify for us the earnout amount reflected in your pro forma financial statements that is attributable and payable to the sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its pro forma financial statements on page 123 to reflect the earnout amounts payable to the AIRO stockholders and to the Sponsor. The fair value of the earnouts payable to the Sponsor and the AIRO stockholders, in the aggregate, as of the Closing Date is $227.3 million, of which $19.9 million is attributable to the earnouts payable to the Sponsor (three potential earnout share awards of 1,100,000 shares each). The fair value is reflected as a deemed dividend as described in note (ii) in the pro forma financial statements. As we anticipate this transaction to be accounted for as a reverse recapitalization where no goodwill will be recorded, we expect the impact of the earnout shares contingently issuable to former AIRO stockholders to also be treated as a deemed dividend as described in (ii).

AIRO Group Holdings, Inc. - Audited Financial Statements

2. Put-Together Transaction, page F-98

2.	We note your responses to comment 5 in your letters dated August 31, 2023 and November 13, 2023 and have the following comments:

	●	We are unable to concur with how you have measured the fair value of the contingent notes payable issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. It does not appear that you have valued the contingent notes payable on the respective acquisition dates and you appear to have used the same assumptions for the combined valuation, as opposed to key assumptions as of each of the respective acquisition dates. ASC 805-30-25-5 states that “the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.” We would expect that at each individual acquisition date, the fair value of the consideration, including the contingent notes, would be valued using the facts and circumstances that exist as of such specific acquisition date. Similarly, we would expect that all other assumptions used in the discounted cash flow model, such as revenue and expense projections, growth rates, and discount rate, would be specific to each individual transaction at the specific transaction date. We would also anticipate that any probability assumptions used, such as those associated with risks related to acquisition of all remaining Merger Entities, the risk of a public event, and the potential of each company extending or waiving its rescission right, would need to be included in the valuation based on applicable contractual terms, based on each individual transaction, and based on a market participant’s perspective.

●	We are unclear from a conceptual standpoint how you determined the fair value of the contingent notes payable is de minimis. Based on your response, we understand that there were multiple uncertainties existing that would impact the value of the contingent notes payable. We understand those uncertainties included each Merger Entity having a rescission right if the public event did not occur coupled with the potential of extending or waiving those rights, additional acquisitions being pending, and the IPO or De-SPAC needing to occur by a certain date that was within a relatively short time period. While we acknowledge these points, it remains unclear to us how you supported the fair value measurement of the contingent notes payable at a de minimis value under the requirements of ASC 820. Specifically, it is unclear why a market participant would not require a premium to assume the liability of the contingent notes payable, notwithstanding the uncertainties that exist to achieve the IPO or De-SPAC. In this regard, we note that the use of contingent consideration to achieve an IPO or De-SPAC incentivizes the different parties to complete the mergers in a timely manner, so far as they are able, and not exercise their rescission right. It remains unclear why a market participant would not assume this was reasonably achievable given the potential for the time period to be extended. Please provide support that addresses a valuation consistent with ASC 820.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that AIRO Group Holdings, Inc. (“Holdings”) has revised its accounting for the Merger Entities as further described in Notes 1, 2 and 15 of its restated unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and as described in Notes 1, 2 and 22 of its restated audited consolidated financial statements as of and for the year ended December 31, 2022. Holdings revised the valuations for the contingent promissory notes at the various acquisition dates as further described below utilizing a valuation method consistent with ASC 820. Holdings also recorded the changes in fair value for each interim period in fiscal year 2022 and 2023 and for the year ended December 31, 2022.

Holdings’ consolidated financial statements have been updated to reflect the determination that the merger between AIRO Drone, LLC (“AIRO Drone”) and Holdings (the “AIRO Drone/Holdings Merger”) was accounted for as a reverse recapitalization of Holdings by AIRO Drone as the assets of Holdings as of February 25, 2022 were primarily deferred offering costs and due to Holdings not meeting the definition of a business under ASC 805. Accordingly, for accounting purposes, the consolidated financial statements after the closing of the AIRO Drone/Holdings Merger represented a continuation of the financial statements of AIRO Drone, except for the capital structure which has been adjusted to reflect the legal capital structure of Holdings. The net assets of Holdings, which represents Holdings prior to the AIRO Drone/Holdings merger, were stated at historical cost with no goodwill or other intangible assets recorded and the value of the promissory note issued as part of the merger consideration was not recorded on the date of the reverse recapitalization as the contingency associated with the promissory note was deemed not probable in accordance with ASC 450. As this transaction was accounted for as a capital transaction (not a business combination in accordance with ASC 805), the net assets and liabilities recorded as part of this transaction was limited to less than $2.1 million, which is the value of the promissory note issued to AIRO Drone at the merger date. There was no change to our previous conclusion that Agile Defense, LLC (“Agile Defense”) was deemed to be an asset acquisition.

Holdings acquired Jaunt Air Mobility, LLC (“Jaunt”) on March 10, 2022 and Sky-Watch A/S (“Sky-Watch”) on March 28, 2022. Holdings has restated its purchase accounting on the respective acquisition dates to be in accordance with ASC 805 as described in Note 2 of its consolidated financial statements as of and for the year ended December 31, 2022 (as restated). Holdings has also revised its purchase price allocation for Jaunt and Sky-Watch to include the fair value of the contingent consideration of the promissory notes as of the acquisition dates.

As part of the reverse acquisition with Aspen Avionics, Inc. (“Aspen”) on April 1, 2022, Holdings restated its consolidated financial statements to apply purchase accounting in accordance with ASC 805 and record the assets and liabilities held by Holdings and the previously acquired entities at fair value, record additional goodwill and record the acquired intangible assets based on the valuation as of April 1, 2022. Included in the liabilities assumed, Holdings recorded the contingent promissory notes issued to Agile Defense. More specifically, this resulted in determining the fair value of the contingent promissory notes as of April 1, 2022 in conjunction with ASC 805. As of April 1, 2022, the fair value of the promissory notes for Agile Defense (which to date had not been fair valued due to it being an asset acquisition) and AIRO Drone (which to date had not been fair valued due to it being a reverse recapitalization) was recorded. Additionally, the fair value of the promissory notes for Sky-Watch was remeasured as of April 1, 2022 based on the facts and circumstances as of that date.

Holdings acquired Coastal Defense, Inc. (“Coastal Defense”) on April 26, 2022 through a business combination. As part of the purchase consideration, Holdings determined the fair value of the promissory note issued to the sellers of Coastal Defense consistent with valuation methods under ASC 820.

3.	We note your responses to comment 6 in your letters dated August 31, 2023 and November 13, 2023. We are unable to concur with how you have measured the fair value of common stock issued in the respective business combinations. ASC 805 requires an acquirer to determine the fair value of the consideration transferred, including equity instruments, at the acquisition date fair value. Accordingly, you must measure the consideration transferred to the seller based on the fair value of the AIRO common stock at the specific acquisition date for each business combination. We would expect that at each individual acquisition date, the fair value of the consideration, including the common stock, would be valued based on the facts and circumstances that exist at that date and based on the specific AIRO acquiring entity as of the individual acquisition dates. Similarly, we would expect that all other assumptions used in the discounted cash flow model, such as revenue and expense projections, growth rates, and discount rate would be specific to each individual transaction at the specific transaction date and would consider a market participant’s perspective. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Holdings has revised its accounting for the Merger Entities as described in Notes 1, 2 and 15 of its restated unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and as described in Notes 1, 2 and 22 of its restated audited consolidated financial statements as of and for the year ended December 31, 2022.

As described above within the response to Comment 2:

●	On February 25, 2022, the consolidated financial statements were updated to reflect the reverse recapitalization of Holdings by AIRO Drone resulting in the continuation of the legal capital structure of Holdings.
●	On March 10, 2022, Holdings was determined to be the accounting acquirer of Jaunt through a business combination in accordance with ASC 805.
●	On March 28, 2022, Holdings was determined to be the accounting acquirer of Sky-Watch through a business combination in accordance with ASC 805.
●	On April 1, 2022, Aspen was determined to be the accounting acquirer in a reverse acquisition of Holdings which was now comprised of legacy Holdings, AIRO Drone, Agile Defense, Jaunt, and Sky-Watch.

As part of this process, it was previously determined that the purchase consideration of Holdings should be considered as one single transaction. As such, Holdings had only considered the value of new stock issued to the Merger Entities which included 2.6 million shares to Aspen. In separately assessing the purchase consideration in conjunction with the reverse acquisition of Aspen, and specifically considering ASC 805-30-30-2 and ASC 805-40-30-2, Holdings determined that it should have assessed the acquisition-date fair value of the acquiree’s (Holdings’) equity interests which includes approximately 17 million shares. The original valuations were based on an enterprise value of the combined company of $732.8 million which resulted in a fair value of $22.95/share. The revised valuation as of April 1, 2022, which is the basis for the majority of Holdings’ goodwill, resulted in an enterprise value of $616.0 million ($25.82/share).

Finally, as a result of the acquisition of Coastal Defense, Holdings has restated its purchase accounting on the respective acquisition date as described in Note 2 to include a separate valuation of the consideration transferred on the acquisition date. The revised valuation as of April 26, 2022 to include Coastal Defense resulted in an enterprise value of $697.2 million ($24.68/share).

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker